[KPMG Peat Marwick LLP LETTERHEAD]


                        INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
 Stagecoach Funds, Inc.
        and
Securities and Exchange Commission:


We have examined management's assertion that the California Tax-Free Bond Fund, Index Allocation Fund, Overland Express Sweep Fund, Short-Term Government-Corporate Income Fund, Short-Term Municipal Income Fund, Strategic Growth Fund, U.S. Government Income Fund, and Variable Rate Government Fund (constituting Stagecoach Funds, Inc.)(collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 1997, included in the accompanying Management Statement regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1997 and for the period from November 30, 1997 (the date of our last examination) through December 31, 1997, with respect to securities transactions:

* Confirmation of all securities with the custodians, Wells Fargo Bank, N.A., and Barclays Global Investors, N.A.;

* Confirmation or examination of underlying documentation of all securities purchased but not received;

* Reconciliation of all securities to the books and records of the Funds and the custodians; and

* Tested a selected sample of security transactions to determine if they were properly recorded.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1997 and for the period from November 30, 1997 (the date of our last examination) through December 31, 1997, is fairly stated in all material respects.

This report is intended solely for the information and use of management of Stagecoach Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


                                              /s/ KPMG Peat Marwick LLP
                                              -------------------------

January 16, 1998

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                FORM  N-17f-2


              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies


                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

--------------------------------------------------------------------------------
1. INVESTMENT COMPANY ACT FILE NUMBER:              DATE EXAMINATION COMPLETED:

811-6419                                            12/31/1997
--------------------------------------------------------------------------------
2. STATE IDENTIFICATION NUMBER:
--------------------------------------------------------------------------------
AL            AK             AZ             AR             CA             CO
--------------------------------------------------------------------------------
CT            DE             DC             FL             GA             HI
--------------------------------------------------------------------------------
ID            IL             IN             IA             KS             KY
--------------------------------------------------------------------------------
LA            ME             MD             MA             MI             MN
--------------------------------------------------------------------------------
MS            MO             MT             NE             NV             NH
--------------------------------------------------------------------------------
NJ            NM             NY             NC             ND             OH
--------------------------------------------------------------------------------
OK            OR             PA             RI             SC             SD
--------------------------------------------------------------------------------
TN            TX             UT             VT             VA             WA
--------------------------------------------------------------------------------
WV            WI             WY             PUERTO RICO
--------------------------------------------------------------------------------
Other (specify):

--------------------------------------------------------------------------------
3. EXACT NAME OF INVESTMENT COMPANY AS SPECIFIED IN REGISTRATION STATEMENT:

STAGECOACH FUNDS, INC.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4. ADDRESS OF PRINCIPAL EXECUTIVE OFFICE
   (NUMBER, STREET, CITY, STATE, ZIP CODE):

111 CENTER STREET, LITTLE ROCK, ARKANSAS  72201
--------------------------------------------------------------------------------
INSTRUCTIONS:

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY:

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT:

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                   [LETTERHEAD OF STAGECOACH FUNDS, INC.]


                                                        January 16, 1998

KPMG Peat Marwick LLP
Three Embarcadero Center
San Francisco, CA  94111

RE: STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Stagecoach Funds, Inc. (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 1997 and for the period from November 30, 1997 through December 31, 1997.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1997 and for the period from November 30, 1997 through December 31, 1997 with respect to securities reflected in the investment accounts of the Funds.

Stagecoach Funds, Inc.

By:


/S/ Richard H. Blank, Jr.                /S/ Michael Hogan
-------------------------                -----------------
Richard H. Blank, Jr.                    Michael Hogan
Treasurer and Chief Operating Officer    Senior Vice President
Stagecoach Funds, Inc.                   Managing Director of Mutual
                                         Fund Division
                                         Wells Fargo Bank, Adviser to Stagecoach
                                         Funds, Inc.


                   111 Center Street * Little Rock, AR 72201

Page 2
KPMG Peat Marwick, LLP
January 16, 1998



/S/ Rochelle Siote
------------------
Rochelle Siote
Principal
Barclays Global Fund Advisors
Sub-adviser to Stagecoach Funds, Inc.